Exhibit A

CERAGON NETWORKS’® FIRST QUARTER 2010 FINANCIAL RESULTS SCHEDULED FOR RELEASE ON APRIL 26, 2010

TEL AVIV, Israel, March 31, 2010 - Ceragon Networks Ltd. (NASDAQ & TASE: CRNT), the provider of high-capacity, LTE/4G-ready wireless backhaul networks, provides today details of the conference call for first quarter 2010 financial results. The Company plans to issue a press release announcing its results during pre-market hours on Monday, April 26, 2010.

A conference call will follow, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling: (800) 230-1092, or international: (651) 291-0561 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (800) 475-6701 or International: (320) 365-3844, Access Code: 152070

A replay of both the call and the webcast will be available through May 26, 2010.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) provides high capacity, LTE/4G-ready wireless backhaul networks that enable mobile and traditional telecom service providers as well private network operators to deliver voice and premium data services, including Internet browsing, music and video applications. Designed to enable risk-free migration from TDM to IP, Ceragon’s microwave solutions provide fiber-like connectivity and support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively build-out and scale their infrastructure to meet the increasing demands for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

Company and Investor Contact:
Yoel Knoll
Ceragon Networks Ltd.
+972-3-766-6419
yoelk@ceragon.com